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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 1)
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            DIGITAL LINK CORPORATION
                           (Name of Subject Company)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION
                                   (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  253856 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:

                           CHRISTOPHER KAUFMAN, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    DLZ Corp., a California corporation ("Purchaser") hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on September 10, 1999, with respect to the offer to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link Corporation, a California corporation, for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. This Amendment No. 1 to the Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D of Purchaser and Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

    Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

    In order to correct a typographical error contained in the Offer to Purchase, the "Earnings per Share" line item for the year ended 1999 as set forth in the Offer to Purchase in the table entitled "Income Statement Data" under "Certain Financial Forecasts" of Section 6--"Certain Information Concerning the Company" is hereby amend to be $0.58.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: September 15, 1999                     DLZ CORP.

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                                             President and Chief Executive
                                              Title:         Officer

                                              GUPTA CHILDREN'S TRUST AGREEMENT

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:          Narendra K. Gupta
                                              Title:         Trustee

                                              NARENDRA AND VINITA GUPTA LIVING TRUST

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:          Narendra K. Gupta
                                              Title:         Trustee

                                              THE NAREN AND VINITA GUPTA FOUNDATION

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA GUPTA
                                                         --------------------------------------
                                              Name:          Narendra Gupta
                                              Title:         Trustee

                                              /s/ VINITA GUPTA
                                              ---------------------------------------------
                                              Vinita Gupta

                                              /s/ NARENDRA K. GUPTA
                                              ---------------------------------------------
                                              Narendra K. Gupta
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